Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces the
Results of its Successful Recent Capital Raising Transactions

May 8, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (NASDAQ: SHIP) (“SHIP” or the “Company”) today announced the results of its successful recent capital raising transactions.

In recent weeks, SHIP has undertaken a series of equity raisings beginning with an underwritten public offering which priced on March 31, 2020. Through this capital markets activity, the Company has raised approximately $30 million in gross proceeds. Based on this positive outcome, it is SHIP’s intention to pause its capital markets participation for the near term, although the Company will continue to monitor market activity in the future.

Stamatis Tsantanis, SHIP’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the successful closing of our most recent registered direct offering, which represents the culmination of our recent capital raising transactions. As a result of strong institutional interest, we raised more than $30 million and have further strengthened our balance sheet. This capital is highly accretive to our net asset value.”

“Our sector is emerging from a period of historical low rates, and as a result of our capital raising program, we believe Seanergy is in a strong position to capitalize on the improving market fundamentals.”

Following SHIP’s capital markets activity since the end of March, SHIP’s pro-forma capitalization table is as follows:

(amounts in thousands USD)	Actual (31 Dec 2019) (audited)	Pro-Forma (7 May 2020) (unaudited)
Debt:
Long-term debt (1)	207,303	201,018
Convertible promissory notes (2)	14,608	14,608
Total debt	221,911	215,626

Total Shareholder’s equity (3)	29,858	57,598
Total capitalization (4)	251,769	273,224
(1)	Includes arrangement fees and various deferred charges and excludes all convertible promissory notes.
(2)
Includes $3.4 million of the total outstanding $38.7 million in convertible promissory notes that are classified under liabilities in accordance with the beneficial conversion feature guidance of U.S. GAAP. The balance of $11.2 million is the net non-cash amortization in accordance with the beneficial conversion feature guidance of U.S. GAAP.

(3)
Includes $35.3 million of the total outstanding $38.7 million in convertible promissory notes that are classified under equity in accordance with the beneficial conversion feature guidance of U.S. GAAP.

(4)	Does not give any effect to the potential future exercise of warrants issued in the recent transaction or other outstanding warrants.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com